Devon Energy Corporation 333 West Sheridan Avenue Oklahoma City, OK 73102	405 552 8183 jeremy.humphers@dvn.com

February 27, 2014

Via EDGAR

Attention: Ms. Svitlana Sweat, Division of Corporation Finance

Ethan Horowitz

Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Devon Energy Corporation

Re:	Devon Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 21, 2013
File No. 001-32318

Dear Mr. Horowitz:

This letter responds to the staff’s comment letter dated February 7, 2014, regarding Devon Energy Corporation’s Form 10-K for the year ended December 31, 2012, filed February 21, 2013 (File No. 001-32318). This letter is meant to supplement the responses that Devon provided in its February 14, 2014 and February 26, 2014 letters to the staff. Devon’s responses to the staff’s comments are set forth below:

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements

Note 22 – Supplemental Information on Oil and Gas Operations (Unaudited), page 87

Standardized Measure, page 97

SEC Comment

1.	Your response to comment 5 in our letter dated January 17, 2014 states that certain general and administrative costs which are required to operate your upstream oil and gas business are not included in the calculation of the limitation on capitalized costs as these are not well-level expenditures, but have been included as future costs in calculating the standardized measure of discounted future net cash flows. Your response refers to the definition of the term “production costs” per Rule 4-10(a)(20) of Regulation S-X. Please tell us whether these types of general and administrative costs are considered to be operating costs of support equipment and facilities or other costs of operating and maintaining wells and related equipment and facilities.

Response

In our February 26, 2014 response to this comment, we indicated that we had decided not to include production support costs in our results of operations and standardized measure supplemental disclosures. After further consideration, we have decided to reverse this decision and will not make this change in our future filings.

Ethan Horowitz

United States Securities and Exchange Commission

February 27, 2014

SEC Comment

2.	In connection with your response to the preceding comment, please tell us if any general and administrative costs related to oil and gas production are deducted in calculating the limitation on capitalized costs and describe the process through which you determine whether these costs are property-level expenditures. In addition, your response should explain whether these types of costs are deemed to be essential to operating and maintaining your wells and related equipment and facilities. As part of your response, please also describe the types of costs which are deemed to be well-level expenditures.

Response

We have no supplemental information to add to the responses in our February 14, 2014 and February 26, 2014 letters.

SEC Comment

3.	Your response to comment 5 in our letter dated January 17, 2014 references FASB ASC 932-235-50-26, which requires the disclosure of results of operations for oil- and gas-producing activities and indicates that “some expenses incurred at an entity’s central administrative office may not be general corporate expenses, but rather may be operating expenses of oil- and gas-producing activities and should be reported as such.” The first sentence of that section defines results of operations for oil-and gas-producing activities as revenues less production (lifting) costs and goes on to specify other costs that should be included. If general and administrative costs are determined to be operating costs of oil- and gas-producing activities, please tell us how these costs would be classified within that definition other than as production (lifting) costs.

Response

We have no supplemental information to add to the responses in our February 14, 2014 and February 26, 2014 letters.

SEC Comment

4.	The definition of production costs in Rule 4-10(a)(20) of Regulation S-X is almost identical to the definition of production costs in FASB ASC 932-360-25-15, and that the limitation on capitalized costs in Rule 4-10(c)(4)(i)(A) of Regulation S-X and required disclosures applicable to the standardized measure in FASB ASC 932-235-50-31(b) both refer to estimated future expenditures “to be incurred in developing and producing the proved oil and gas reserves.” Please tell us your authoritative basis for including certain general and administrative costs determined to be operating costs in the results of operations of oil- and gas-producing activities and in the standardized measure of discounted future net cash flows, but not in the determination of the limitation on capitalized costs.

Response

We have no supplemental information to add to the responses in our February 14, 2014 and February 26, 2014 letters.

* * * * * * *

Ethan Horowitz

United States Securities and Exchange Commission

February 27, 2014

In connection with the above response to the staff’s comment, Devon acknowledges that:

•	Devon is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Devon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeremy D. Humphers

Jeremy D. Humphers

Vice President, Accounting

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